AMENDMENT RIDER                        Aetna Life Insurance and Annuity Company
                                                    Hartford, Connecticut 06156


The following provisions are added to this Policy:

Preferred Loans
Beginning in the 11th policy year and on each policy anniversary thereafter, We will determine a preferred loan amount for that policy year. A preferred loan amount will equal 10% of the loan value on each policy anniversary. The interest rate charged on the preferred loan amount will equal the interest rate earned by the portion of the Loan Account Value equal to the preferred loan amount and credited proportionately to the Fixed Account Value and Separate Account Value.

Loan Account Value existing in the 11th policy year or later, which is equal to or less than the preferred loan amount will be treated as a preferred loan. Once any portion of the Loan Account Value is treated as a preferred loan, that portion will remain a preferred loan, regardless of the preferred loan amount in subsequent policy years, until it is repaid.

Loan Interest Rate Credited
Loan Account Value equal to the non-preferred loan will earn interest as described in the Function of Accounts provision.

Beginning in the 11th policy year interest earned by the portion of the Loan Account Value equal to the preferred loan will be credited at the policy loan interest rate of 8% per year. The interest earned by the Loan Account Value will be credited to the Fixed Account Value and the Separate Account Value in the same proportion in which the loan amount was originally deducted from these values.

The second sentence of the first paragraph of the Policy Loans section of this Policy is changed to read:

Interest on any outstanding loan, including preferred loans, will be charged at the policy loan interest rate of 8% per year, in arrears, compounded on each policy anniversary.

This amendment rider is attached to and made a part of this Policy.



Issued by AETNA LIFE INSURANCE AND ANNUITY COMPANY

                                                        /s/ Lucille M. Nickerson
                                                                       Secretary